                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                       Securities and Exchange Act of 1934

                         Commission File Number 1-13472

                    National Bancshares Corporation of Texas
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             (Exact name of registrant as specified in its charter)

12400 Highway 281 North, San Antonio, Texas 78216 (210) 403-4200
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  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

            Common Stock, par value $0.001 per share
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            (Title of each class of securities covered by this Form)

                                 Not Applicable
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   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        (x)             Rule 12h-3(b)(1)(i)         ( )
Rule 12g-4(a)(1)(ii)       ( )             Rule 12h-3(b)(1)(ii)        ( )
Rule 12g-4(a)(2)(i)        ( )             Rule 12h-3(b)(2)(i)         ( )
Rule 12g-4(a)(2)(ii)       ( )             Rule 12h-3(b)(2)(ii)        ( )
                                           Rule 15d-6                  ( )

Approximate number of holders of record as of the certification or notice date:  57

         Pursuant to the requirements of the Securities Exchange Act of 1934, National Bancshares Corporation of Texas has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 28, 2001                   By: /s/ Marvin E. Melson
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                                           Marvin E. Melson
                                           President and Chief Executive Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be naturally signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.